

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2022

Joseph Nigro
Senior Executive Vice President and Chief Financial Officer
Exelon Corporation
10 South Dearborn St
48th Floor PO Box 805379
Chicago, IL 60680-5379

> **Re: EXELON CORP**
> **Registration Statement on Form S-4**
> **Filed August 3, 2022**
> **File No. 333-266488**

Dear Mr. Nigro:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Patrick Gillard, Esq.